Delcath Systems, Inc.

566 Queensbury Avenue,

Queensbury, New York 12804

May 8, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Juan Grana

Re:	Delcath Systems, Inc.
Registration Statement on Form S-3 Filed April 29, 2024
File No. 333-278989

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Delcath Systems, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-278989) be accelerated by the Securities and Exchange Commission to 5:00 p.m. Washington D.C. time on May 9, 2024 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Ryan Sansom of Cooley LLP at (617) 937-2335 or Christina Roupas of Cooley LLP at (312) 881-6670 and that such effectiveness also be confirmed in writing.

Very truly yours,

Delcath Systems, Inc.

By:	/s/ Gerard Michel
Gerard Michel
Chief Executive Officer

cc:	Ryan Sansom, Cooley LLP
Christina Roupas, Cooley LLP